Exhibit 2

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

PALE FIRE CAPITAL SICAV a.s.

Purchase of Series 1 Common Stock	20,657	2.0196	08/06/2026
Purchase of Series 1 Common Stock	5,800	2.1501	08/11/2026
Purchase of Series 1 Common Stock	268,500	2.0578	08/17/2026
Purchase of Series 1 Common Stock	3,000	2.0400	08/18/2026
Purchase of Series 1 Common Stock	1,000,000	2.2700	08/20/2026
Purchase of Series 1 Common Stock	16,850	2.2000	08/21/2026
Purchase of Series 1 Common Stock	83,805	2.2015	08/24/2026
Purchase of Series 1 Common Stock	1,556	2.2263	08/24/2026
Purchase of Series 1 Common Stock	164,279	2.2972	08/25/2026
Purchase of Series 1 Common Stock	63,633	2.2817	08/25/2026
Purchase of Series 1 Common Stock	306,958	2.2932	08/26/2026
Purchase of Series 1 Common Stock	406,400	2.2342	08/27/2026